Exhibit 5.2

Elevation Acquisition Group Inc. Suite 210 2nd Floor, Windward III Regatta Office Park PO Box 500 Grand Cayman, KY1-1106 Cayman Islands	September 9, 2026

Cayman Office

Appleby (Cayman) Ltd.

9th Floor, 60 Nexus Way

Camana Bay

PO Box 190

Grand Cayman KY1-1104

Cayman Islands

Tel +1 345 949 4900

applebyglobal.com

Dear Sirs

Elevation Acquisition Group Inc.

We have acted as counsel as to Cayman Islands law to Elevation Acquisition Group Inc. (the “Company”) in connection with the Company’s registration statement on Form S-1, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “Act”) (including its exhibits, the “Registration Statement”) for the purposes of, registering with the Commission under the Act, the offering and sale to the public of:

(a)	10,000,000 units (or up to 11,500,000 units, if the underwriters’ option to purchase additional units is exercised in full, which the several underwriters for whom Maxim Group LLC is acting as representative (“Representative”), will have a 45-day option to purchase from the Company to cover over-allotments, if any) (“Units”) at an offering price of US$10.00 per Unit, each Unit consisting of:

(i)	one Class A ordinary share of a par value of US$0.0001 of the Company (“Class A Ordinary Shares”); and

(ii)	and one right to receive one-sixth (1/6) of one Class A Ordinary Share upon the consummation of an initial business combination (the “Share Rights”),

(b)	all Class A Ordinary Shares and Share Rights issued as part of the Units;

(c)	all Class A Ordinary Shares that may be issued upon exercise of the Share Rights included in the Units; and

(d)	the Representative and/or its designees will receive an aggregate of 450,000 Class A Ordinary Shares (or 517,500 Class A Ordinary Shares if the underwriters’ over-Allotment option is exercised in full),

This opinion letter is given in accordance with the terms of the Legal Matters section of the Registration Statement.

1.	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The certificate of incorporation dated 9 January 2026, and the memorandum and articles of association of the Company as registered or adopted on 9 January 2026, and the amended and restated memorandum and articles of association of the Company as adopted at the time the Registration Statement becomes effective (together, the “Memorandum and Articles”).

1.2	The written resolutions of the directors of the Company dated 10 March 2026, 27 March 2026, 9 July, 2026, 4 August, 2026, 14 August, 2026 and on or about the date the Registration Statement becomes effective (together, the “Resolutions”) and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	A certificate of good standing with respect to the Company issued by the Registrar of Companies (the “Certificate of Good Standing”).

1.4	The Registration Statement.

1.5	A draft of the form of the unit certificate representing the Units (the “Unit Certificate”).

1.6	A draft of the form of the rights agreement and the share right certificate constituting the Share Rights (the “Share Rights Documents”).

1.7	A draft of the underwriting agreement between the Company and the Representative.

The documents listed in paragraphs 1.5 to 1.7 inclusive above shall be referred to collectively herein as the “Documents”.

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The choice of laws of the State of New York as the governing law of the Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the Cayman Islands) as a matter of the State of New York and all other relevant laws (other than the laws of the Cayman Islands).

2.2	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.3	All signatures, initials and seals are genuine.

2.4	No invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any of the Units, the Share Rights or the Ordinary Shares.

2.5	No monies paid to or for the account of any party under the Documents or any property received or disposed of by any party to the Documents in each case in connection with the Documents or the consummation of the transactions contemplated thereby represent or will represent proceeds of criminal conduct or criminal property or terrorist property (as defined in the Proceeds of Crime Act (As Revised) and the Terrorism Act (As Revised), respectively).

2.6	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the laws of New York.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion letter.

3	OPINIONS

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing with the Registrar of Companies under the laws of the Cayman Islands.

3.2	The Class A Ordinary Shares to be offered and issued by the Company as contemplated by the Registration Statement, in respect of the Class A Ordinary Shares included in the Units (and any Units issued pursuant to the over-allotment), and the Class A Ordinary Shares issuable upon conversion of the Rights, included in the Units (and in any Units issued pursuant to the over-allotment), have been duly authorised for issue, and when issued by the Company against payment in full of the consideration as set out in the Registration Statement and in accordance with the terms set out in the Registration Statement, such Class A Ordinary Shares will be validly issued, fully paid and non-assessable. As a matter of Cayman Islands law, a share is only issued when it has been entered in the register of members (shareholders).

3.3	The execution, delivery and performance of the Unit Certificate and the Share Rights Documents have been authorised by and on behalf of the Company and, once the Unit Certificate and the Share Rights Documents have been executed and delivered by any director or officer of the Company, the Unit Certificate and the Share Rights Documents will be duly executed and delivered on behalf of the Company and will constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

4	QUALIFICATIONS

The opinions expressed above are subject to the following qualifications:

4.1	The obligations assumed by the Company under the Documents will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to protecting or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction; and

(d)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences.

4.2	To maintain the Company in good standing with the Registrar of Companies under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

4.3	Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and for the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Class A Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

4.4	In this opinion letter the phrase “non-assessable” means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the Memorandum and Articles, to the contrary, have any obligation to make further contributions to the Company’s assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the references to our firm under the headings “Legal Matters”, “Risk Factors”, “Shareholders’ Suits” and “Enforcement of Civil Liabilities” in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under section 7 of the Act or the Rules and Regulations of the Commission thereunder.

We offer no opinion: (i) as to any laws other than the laws of the Cayman Islands, and we have not, for the purposes of this opinion, made any investigation of the laws of any other jurisdiction, and we express no opinion as to the enforceability, meaning, validity, or effect of references in the Documents to statutes, rules, regulations, codes or judicial authority of any jurisdiction other than the Cayman Islands; or (ii) except to the extent that this opinion expressly provides otherwise, as to the commercial terms of, or the validity, enforceability or effect of the documents reviewed (or as to how the commercial terms of such documents reflect the intentions of the parties), the accuracy of representations, the fulfilment of warranties or conditions, the occurrence of events of default or terminating events or the existence of any conflicts or inconsistencies among the documents and any other agreements into which the Company may have entered or any other documents.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Documents and express no opinion or observation upon the terms of any such document.

This opinion letter is addressed to you and may be relied upon by you, your counsel and purchasers of Units pursuant to the Registration Statement. This opinion letter is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Very truly yours,

/s/ Appleby (Cayman) Ltd.
Appleby (Cayman) Ltd.